UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________July 2007

PACIFIC ASIA CHINA ENERGY INC.

(Name of Registrant)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2

 (Address of Principal Executive Office)

1. a. STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

      Year Ended February 28, 2006

   b. Form 51-101F3 Report of Management and Directors on Oil And Gas Disclosure

      Report of Management and Directors on Reserves Data and Other Information,

      Year Ended February 28, 2006

      Dated July 20, 2007

2. a. STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

      Year Ended February 28, 2007

   b. Form 51-101F3 Report of Management and Directors on Oil And Gas Disclosure

      Report of Management and Directors on Reserves Data and Other Information,

      Year Ended February 28, 2007

      Dated July 20, 2007

3.  Un-audited Interim Financial Statements: First Quarter Ended 5/31/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    First Quarter Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                         Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                 ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                                 ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                              Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 0-52208

(Registrant)

Date: July 30, 2007              By /s/ Devinder Randhawa_______________________

                                        Devinder Randhawa, Chairman/CEO/Director

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.